STATEMENT OF INVESTMENTS
Dreyfus Emerging Leaders Fund
May 31, 2008 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Commercial & Professional Services--8.5%		
Anixter International	48,800 a,b	3,172,488
COMSYS IT Partners	36,800 a,b	369,472
Concur Technologies	9,700 a,b	355,699
Deluxe	73,400	1,653,702
Dollar Financial	29,300 a,b	583,949
Ennis	148,200	2,799,498
Greenfield Online	125,200 b	1,595,048
Nash Finch	20,100 a	768,624
Owens & Minor	44,300 a	2,103,364
Rush Enterprises, Cl. A	109,999 a,b	1,779,784
ScanSource	49,700 a,b	1,489,012
School Specialty	61,500 a,b	1,930,485
TeleTech Holdings	63,200 a,b	1,633,088
United Stationers	32,000 a,b	1,354,880
Wright Express	75,100 b	2,401,698
		23,990,791
Communications--.4%		
iPCS	15,800 a,b	474,000
NTELOS Holdings	26,300 a	734,296
		1,208,296
Consumer Durables--1.9%		
Cooper Tire & Rubber	65,500 a	719,190
Fossil	67,800 a,b	2,149,938
LoJack	59,400 b	549,450
Matthews International, Cl. A	5,500	261,855
Polaris Industries	32,800 a	1,565,216
		5,245,649
Consumer Non-Durables--5.6%		
American Greetings, Cl. A	131,400	2,451,924
Cal-Maine Foods	69,300 a	2,162,160
Deckers Outdoor	3,700 b	505,864
Elizabeth Arden	133,700 b	2,006,837
Perry Ellis International	46,900 a,b	1,278,494
Sanderson Farms	63,000 a	3,145,590
Warnaco Group	91,200 b	4,394,928
		15,945,797
Consumer Services--4.8%		
CBRL Group	15,500 a	456,475
DeVry	23,500 a	1,340,675
Jack in the Box	119,300 b	2,931,201
Pre-Paid Legal Services	44,800 b	1,881,152
Priceline.com	30,200 a,b	4,062,806
Scholastic	44,400 a,b	1,380,840
Strayer Education	2,600 a	519,740
World Wrestling Entertainment, Cl. A	65,000 a	1,082,250
		13,655,139
Electronic Technology--9.3%		
Amkor Technology	268,000 b	2,856,880
Cogo Group	92,800 b	1,301,056
Comtech Telecommunications	48,700 a,b	2,254,810
Cubic	45,900	1,160,352

EMS Technologies	41,300 a,b	1,130,794
Foundry Networks	140,500 a,b	1,910,800
Hexcel	153,100 b	4,051,026
Intevac	147,900 b	1,700,850
Novatel Wireless	131,200 a,b	1,352,672
Oplink Communications	97,500 a,b	1,080,300
Pericom Semiconductor	149,000 b	2,792,260
Sigma Designs	46,800 a,b	865,800
Taser International	126,400 a,b	888,592
TransDigm Group	22,400 b	976,640
TTM Technologies	137,100 a,b	1,996,176
		26,319,008
Energy Minerals--5.7%		
Alpha Natural Resources	20,600 a,b	1,682,608
Berry Petroleum, Cl. A	15,500	837,000
Callon Petroleum	148,700 a,b	3,854,304
Comstock Resources	13,200 a,b	757,020
Mariner Energy	24,800 a,b	810,960
PetroHawk Energy	162,600 a,b	4,777,188
Stone Energy	48,400 b	3,270,872
		15,989,952
Finance--17.1%		
Advanta, Cl. B	181,800 a	1,581,660
American Physicians Capital	50,800 a	2,312,416
Ashford Hospitality Trust	152,300 a	935,122
Bank Mutual	89,900 a	996,991
Cathay General Bancorp	20,800 a	319,904
City Holding	45,200 a	1,944,504
Delphi Financial Group, Cl. A	60,400 a	1,744,956
Digital Realty Trust	89,600 a	3,790,080
Extra Space Storage	185,300 a	3,085,245
FelCor Lodging Trust	210,800	3,132,488
First Midwest Bancorp	64,400 a	1,680,840
FirstMerit	26,700 a	539,607
Frontier Financial	119,800 a	1,761,060
Getty Realty	73,500 a	1,279,635
GFI Group	136,000 a	1,610,240
Greenhill & Co.	38,000 a	2,289,500
Inland Real Estate	199,200 a	3,127,440
Interactive Brokers Group, Cl. A	17,000 b	553,690
Knight Capital Group, Cl. A	28,500 b	507,585
Max Capital Group	30,000	723,600
National Health Investors	13,800 a	427,800
Odyssey Re Holdings	13,700	514,298
optionsXpress Holdings	27,600 a	630,384
Phoenix Cos.	186,500 a	1,889,245
Presidential Life	80,700 a	1,421,934
Ramco-Gershenson Properties	51,900 a	1,159,965
Signature Bank	100,200 a,b	2,859,708
Sterling Bancshares	53,600 a	547,792
Sunstone Hotel Investors	19,100 a	367,675
SVB Financial Group	24,600 a,b	1,260,750
Westamerica Bancorporation	58,900 a	3,268,950
		48,265,064
Health Care Technology--9.0%		
Abaxis	33,800 a,b	993,382
BioMarin Pharmaceutical	106,700 a,b	4,072,739
Caraco Pharmaceutical Laboratories	53,800 b	926,436
CONMED	57,100 a,b	1,523,999

Cubist Pharmaceuticals	148,000 a,b	2,820,880
Cynosure, Cl. A	26,000 a,b	637,780
Hologic	45,800 a,b	1,100,574
Incyte	30,700 b	298,097
Invacare	58,400 a	1,061,712
Isis Pharmaceuticals	104,800 a,b	1,481,872
Martek Biosciences	119,800 a,b	4,523,648
Medicis Pharmaceutical, Cl. A	52,100 a	1,238,938
Merit Medical Systems	59,100 b	940,872
OSI Pharmaceuticals	19,600 a,b	691,880
Salix Pharmaceuticals	80,200 a,b	615,936
Sciele Pharma	13,000 a,b	284,830
SonoSite	17,400 b	534,528
STERIS	57,400	1,736,350
		25,484,453
Industrial Services--2.6%		
American Ecology	27,800 a	798,416
Bristow Group	25,400 b	1,327,658
Gulf Island Fabrication	20,000	827,600
Michael Baker	21,000 b	471,870
Perini	62,600 b	2,409,474
Trico Marine Services	38,100 a,b	1,462,659
		7,297,677
Non-Energy Minerals--.7%		
Hecla Mining	125,600 a,b	1,132,912
Kaiser Aluminum	14,300	917,345
		2,050,257
Process Industries--7.7%		
AEP Industries	22,600 a,b	592,120
CF Industries Holdings	24,700	3,381,430
Glatfelter	120,400 a	1,875,832
Grace (W.R.) & Co.	46,900 b	1,270,052
GrafTech International	203,100 b	5,361,840
Landec	198,300 b	1,588,383
Minerals Technologies	18,200 a	1,266,902
OM Group	27,200 b	1,182,656
Sensient Technologies	49,400 a	1,553,630
Terra Industries	83,700	3,651,831
		21,724,676
Producer Manufacturing--8.8%		
American Superconductor	16,100 a,b	568,008
Ampco-Pittsburgh	14,000	653,240
Apogee Enterprises	53,100 a	1,260,594
Astec Industries	79,200 a,b	3,081,672
Chart Industries	67,500 b	2,827,575
CIRCOR International	22,900	1,223,089
Columbus McKinnon	33,100 b	943,681
FuelCell Energy	275,100 a,b	2,786,763
Knoll	169,000 a	2,506,270
L.B. Foster	21,600 a,b	739,368
NCI Building Systems	40,200 a,b	1,255,848
Superior Essex	57,000 a,b	2,479,500
Tecumseh Products, Cl. A	72,300 a,b	2,523,993
Valmont Industries	17,300 a	1,986,732
		24,836,333
Retail Trade--3.5%		
Asbury Automotive Group	49,600 a	816,912
Casey's General Stores	12,600 a	275,814
Dress Barn	65,400 a,b	1,011,738

Great Atlantic & Pacific Tea	64,100 b	1,598,013
JoS. A. Bank Clothiers	47,200 a,b	1,283,840
Men's Wearhouse	102,900 a	2,133,117
Systemax	123,800 a	2,399,244
Winn-Dixie Stores	20,500 a,b	370,025
		9,888,703
Technology Services--9.7%		
Air Methods	24,700 a,b	951,938
Apria Healthcare Group	141,400 a,b	2,382,590
Chemed	60,600 a	2,194,932
Internet Capital Group	59,400 a,b	597,564
Jack Henry & Associates	108,200 a	2,575,160
JDA Software Group	13,200 b	269,280
Magellan Health Services	5,500 b	221,375
Manhattan Associates	89,500 a,b	2,273,300
Micros Systems	15,700 b	517,629
Omnicell	118,000 a,b	1,567,040
PAREXEL International	112,400 b	2,763,916
Phase Forward	70,200 b	1,217,268
Sohu.com	41,400 b	3,623,328
SRA International, Cl. A	64,200 a,b	1,513,836
Sybase	23,000 b	736,460
Tyler Technologies	83,500 a,b	1,315,960
Vignette	205,200 b	2,657,340
		27,378,916
Transportation--.5%		
Atlas Air Worldwide Holdings	17,300 a,b	1,070,870
SkyWest	26,900	415,874
		1,486,744
Utilities--2.3%		
El Paso Electric	111,200 b	2,403,032
MGE Energy	23,000 a	790,050
Piedmont Natural Gas	123,900 a	3,349,017
		6,542,099
Total Common Stocks		
(cost $262,115,933)		**277,309,554**

Other Investment--1.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,274,000)	5,274,000 c	**5,274,000**

Investment of Cash Collateral for		
Securities Loaned--34.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $97,998,027)	97,998,027 c	**97,998,027**

Total Investments (cost $365,387,960)	**134.7%**	**380,581,581**
Liabilities, Less Cash and Receivables	**(34.7%)**	**(97,985,082)**
Net Assets	**100.0%**	**282,596,499**

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
     $93,883,639 and the total market value of the collateral held by the fund is $97,998,027.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $365,387,960. Net unrealized appreciation on investments was $15,193,621 of which $46,234,954 related to appreciated investment securities and $31,041,333 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier International Value Fund
May 31, 2008 (Unaudited)

Common Stocks--96.0%	Shares	Value ($)
Australia--3.2%		
Amcor	607,441	3,535,819
Goodman Fielder	864,360	1,445,777
Insurance Australia Group	763,498	2,933,612
National Australia Bank	115,160	3,446,302
Suncorp-Metway	141,746	1,954,996
Zinifex	139,140	1,263,410
		14,579,916
Belgium--2.0%		
Delhaize Group	54,470	4,096,393
Fortis	94,262	2,308,230
Fortis (Strip)	90,462 a	1,407
Fortis Group	107,473	2,626,716
		9,032,746
Brazil--.4%		
Tele Norte Leste Participacoes, ADR	74,680	**1,932,718**
China--.4%		
PetroChina, ADR	11,640	**1,659,282**
Finland--1.7%		
Nokia	116,670	3,363,352
UPM-Kymmene	219,843	4,275,238
		7,638,590
France--8.8%		
BNP Paribas	22,760	2,349,013
Credit Agricole	166,486	4,405,748
France Telecom	126,557	3,840,341
Lagardere	32,940	2,377,821
PPR	17,020	2,224,214
Sanofi-Aventis	139,770	10,417,842
Thomson	48,300	307,332
Total	131,090	11,439,121
Vivendi	56,790	2,386,792
		39,748,224
Germany--9.2%		
Allianz	19,500	3,691,706
Bayerische Motoren Werke	85,560	5,067,471
Daimler	34,751	2,644,791
Deutsche Post	150,344	4,783,184
Deutsche Telekom	219,290	3,670,868
E.ON	8,997	1,914,231
Heidelberger Druckmaschinen	55,490	1,387,293
MTU Aero Engines Holding	61,490	2,657,507
Muenchener Rueckversicherungs	27,660	5,185,336
RWE	48,854	6,315,192
Siemens	34,490	3,912,709
		41,230,288
Greece--.6%		

Public Power	75,390	**2,871,196**
Hong Kong--2.9%		
BOC Hong Kong Holdings	2,047,100	5,230,612
Hutchison Whampoa	387,200	4,185,128
Johnson Electric Holdings	3,514,500	1,760,875
Yue Yuen Industrial Holdings	678,000	1,946,104
		13,122,719
Ireland--.2%		
Bank of Ireland	61,263	**760,569**
Italy--5.3%		
Banco Popolare	157,740	3,182,874
ENI	86,025	3,514,447
Mediaset	457,170	3,723,334
Saras	269,252	1,650,414
Telecom Italia	2,440,650	5,376,584
UniCredit	522,700	3,655,273
Unipol Gruppo Finanziario	1,004,064	2,672,693
		23,775,619
Japan--23.1%		
Aeon	370,400	5,323,051
Canon	55,552	2,998,396
Central Japan Railway	434	4,240,372
Chiba Bank	253,000	1,895,940
Chiyoda	419,300	4,454,714
Chuo Mitsui Trust Holdings	481,200	3,423,449
Dentsu	528	1,292,203
JS Group	131,100	2,237,231
KDDI	277	1,920,765
Kubota	543,100	4,404,767
Mitsubishi Rayon	653,000	2,360,017
Mitsubishi UFJ Financial Group	632,100	6,463,705
NGK Spark Plug	175,300	2,181,688
Nippon Paper Group	647	1,847,344
Nissan Motor	276,600	2,458,492
Nomura Holdings	328,700	5,584,345
Ricoh	84,800	1,561,343
Rohm	36,300	2,379,368
Sekisui Chemical	211,600	1,551,573
Sekisui House	398,200	4,211,658
Seven & I Holdings	20,000	584,329
Shimamura	35,500	2,832,053
Shin-Etsu Chemical	54,200	3,413,849
Sumitomo	209,200	3,089,778
Sumitomo Mitsui Financial Group	819	7,046,414
Taiheiyo Cement	319,200	753,944
Takata	67,900	1,681,076
Takeda Pharmaceutical	92,900	5,384,358
Teijin	322,200	1,213,369
THK	93,200	1,922,880
Tokyo Electron	37,600	2,571,580
Tokyo Gas	1,289,200	4,903,901
Toyota Motor	94,500	4,813,745

Yamada Denki	5,410	420,299
		103,421,996
Malaysia--.6%		
Malayan Banking	1,094,875	**2,534,433**
Netherlands--3.2%		
Aegon	214,821	3,280,567
Koninklijke Philips Electronics	53,130	2,039,965
Royal Dutch Shell, Cl. A	190,909	8,151,308
Wolters Kluwer	26,880	757,749
		14,229,589
Russia--.7%		
Gazprom, ADR	53,600	**3,237,440**
Singapore--1.4%		
DBS Group Holdings	448,170	**6,418,652**
South Africa--.5%		
Nedbank Group	158,584	**2,073,675**
South Korea--3.0%		
Hyundai Motor	24,638	2,009,215
Kookmin Bank, ADR	29,600	1,848,520
Korea Electric Power, ADR	99,594	1,609,439
KT, ADR	103,710	2,344,883
Samsung Electronics	5,398	3,883,227
SK Telecom, ADR	80,880	1,837,594
		13,532,878
Spain--1.3%		
Banco Santander	54,930	1,144,268
Repsol	108,900	4,506,581
		5,650,849
Sweden--1.6%		
Sandvik	139,900	2,401,417
Svenska Cellulosa, Cl. B	55,200	885,426
Telefonaktiebolaget LM Ericsson, Cl. B	1,426,400	3,879,485
		7,166,328
Switzerland--7.5%		
Ciba Holding	155,546	5,124,922
Clariant	210,484 a	2,346,677
Nestle	16,545	8,135,584
Novartis	223,950	11,764,224
Swiss Reinsurance	42,599	3,308,600
UBS	127,090	3,060,646
UBS (Rights)	127,090 a	169,494
		33,910,147
Taiwan--.9%		
Compal Electronics	2,079,322	2,311,726
United Microelectronics, ADR	558,132	1,936,718
		4,248,444
United Kingdom--17.5%		
Anglo American	63,510	4,301,349
BP	1,094,053	13,176,661
Centrica	727,834	4,235,197
Debenhams	980,670	1,262,699
Friends Provident	716,736	1,727,964

GlaxoSmithKline	398,738	8,795,110
HBOS	233,182	1,847,645
HSBC Holdings	508,917	8,594,187
Kingfisher	1,351,663	3,673,550
Old Mutual	1,617,800	3,749,507
Punch Taverns	237,168	2,608,534
Reed Elsevier	0	5
Royal Bank of Scotland Group	313,967	1,464,995
Royal Bank of Scotland Group (Rights)	191,868 a	114,022
Tesco	419,626	3,442,160
Trinity Mirror	167,340	754,127
Unilever	251,562	8,326,930
Vodafone Group	2,303,360	7,403,038
WPP Group	235,340	2,850,727
		78,328,407
Total Common Stocks		
(cost $452,848,712)		**431,104,705**

Preferred Stocks--1.6%

Germany
Henkel & Co.

(cost $7,350,842)	153,490	**7,338,044**
Total Investments (cost $460,199,554)	**97.6%**	**438,442,749**
Cash and Receivables (Net)	**2.4%**	**10,841,940**
Net Assets	**100.0%**	**449,284,689**

ADR - American Depository Receipts

a   Non-income producing security.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $460,199,554.
Net unrealized depreciation on investments was $21,756,805 of which $29,970,054 related to appreciated investment securities
and $51,726,859 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At May 31, 2008, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 5/31/2008 ($)
Purchases:				
Australian Dollar, expiring 6/2/2008	549,764	524,695	525,466	772
Euro, expiring 6/2/2008	174,266	270,473	271,113	640
				1,412
Sales:				
British Pound, expiring 6/2/2008	693,574	1,370,988	1,373,904	(2,916)
Euro, expiring 6/2/2008	1,252,497	1,946,130	1,948,562	(2,433)
Hong Kong Dollar, expiring 6/2/2008	593,142	75,990	76,006	(16)
Japanese Yen, expiring 6/2/2008	134,466,937	1,277,596	1,275,535	2,060
Japanese Yen, expiring 6/3/2008	52,233,975	494,640	495,484	(845)
Singapore Dollar, expiring 6/2/2008	308,991	225,986	226,941	(954)
Swedish Krona, expiring 6/2/2008	2,297,856	382,899	382,944	(45)
Swedish Krona, expiring 6/3/2008	316,917	52,699	52,815	(116)
Swiss Franc, expiring 6/2/2008	487,834	465,980	468,059	(2,079)
				(7,344)
Total				**(5,932)**

Dreyfus Premier Midcap Value Fund
May 31, 2008 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--13.7%		
Advance Auto Parts	383,800 a	15,467,140
AutoZone	21,930 a,b	2,775,461
Bed Bath & Beyond	272,570 a,b	8,684,080
Central European Media		
Enterprises, Cl. A	98,862 a,b	10,516,940
Champion Enterprises	351,270 a,b	2,933,104
Crocs	655,060 a,b	6,688,163
D.R. Horton	3,360 a	42,706
Dollar Tree	483,746 b	17,850,227
Hanesbrands	326,250 a,b	10,766,250
Kohl's	269,820 a,b	12,087,936
Lowe's Cos.	659,320	15,823,680
NVR	1,380 a,b	780,211
Pulte Homes	13,450 a	164,493
Ross Stores	86,660	3,173,489
Staples	511,680 a	11,998,896
		119,752,776
Consumer Staples--10.5%		
Alberto-Culver	285,670 a	7,550,258
Bare Escentuals	473,000 a,b	9,488,380
Cadbury, ADR	164,339 a	8,823,361
Coca-Cola Enterprises	110,490	2,225,269
Dean Foods	339,080 a,b	7,374,990
Dr. Pepper Snapple Group	293,474 b	7,389,685
Herbalife	374,557	14,435,427
Pilgrim's Pride	178,850 a	4,650,100
Reynolds American	2,910 a	159,817
Safeway	94,870 a	3,023,507
Smithfield Foods	689,963 a,b	21,588,942
Walgreen	133,890	4,822,718
Winn-Dixie Stores	2,010 a,b	36,280
		91,568,734
Energy--11.3%		
Chesapeake Energy	464,980	25,466,955
PetroHawk Energy	710,350 a,b	20,870,083
Range Resources	323,670	21,284,539
Weatherford International	388,810 b	17,741,400
Whiting Petroleum	139,770 b	13,072,688
		98,435,665
Exchange Traded Funds--1.0%		
Midcap SPDR Trust Series 1	52,700 a	**8,464,674**
Financial--11.9%		
ACE	215,470	12,943,283
Annaly Capital Management	451,230 a	8,036,406
Assured Guaranty	495,517 a	11,446,443
Brandywine Realty Trust	13,920	261,278
CIT Group	614,940 a	6,149,400
Federal National Mortgage		
Association	403,510	10,902,840
Freddie Mac	19,580	497,724
Hanover Insurance Group	77,930	3,592,573

HRPT Properties Trust	97,720 a	761,239
Invesco	88,070	2,450,988
Knight Capital Group, Cl. A	67,310 a,b	1,198,791
Mack-Cali Realty	18,540	716,386
Moody's	666,480 a	24,713,078
PartnerRe	79,890 a	5,887,094
People's United Financial	474,614	7,845,369
SLM	20,750 b	470,402
Sovereign Bancorp	573,930 a	5,245,720
		103,119,014
Health Care--11.7%		
Barr Pharmaceuticals	370,440 b	16,225,272
Cardinal Health	259,540	14,674,392
Elan, ADR	261,880 a,b	6,557,475
Endo Pharmaceuticals Holdings	322,470 a,b	7,945,661
Hologic	209,600 a,b	5,036,688
Hospira	511,000 b	21,431,340
St. Jude Medical	343,800 b	14,009,850
Zimmer Holdings	219,460 a,b	15,976,688
		101,857,366
Industrial--10.5%		
ASML Holding (NY Shares)	349,120	10,459,635
Covanta Holding	511,020 a,b	14,293,229
Dover	6,960	376,397
Eaton	100,660	9,731,809
General Cable	128,720 a,b	9,113,376
JB Hunt Transport Services	2,490 a	86,752
Knight Transportation	251,430 a	4,591,112
Manitowoc	112,380	4,371,582
Masco	644,270	11,944,766
Robert Half International	703,617	17,294,906
Suntech Power Holdings, ADR	101,580 b	4,321,213
Timken	117,098	4,289,300
US Airways Group	11,220 a,b	44,431
		90,918,508
Information Technology--10.0%		
Akamai Technologies	276,800 a,b	10,809,040
eBay	2,290 b	68,723
Intersil, Cl. A	151,290 a	4,216,452
KLA-Tencor	216,630 a	9,990,976
Maxim Integrated Products	944,840	20,880,964
Micron Technology	2,069,060 a,b	16,697,314
Perot Systems, Cl. A	249,900 a,b	4,128,348
Western Union	836,450	19,773,678
		86,565,495
Materials--7.4%		
Allegheny Technologies	82,070 a	6,155,250
Bemis	3,210	85,386
Cytec Industries	245,860	15,528,518
International Paper	573,800 a	15,618,836
Packaging Corp. of America	587,470 a	15,297,719
Pactiv	5,610 b	138,174
Sealed Air	3,480	84,773
Smurfit-Stone Container	1,665,297 a,b	11,207,449
United States Steel	1,120	193,435
		64,309,540
Telecommunication Services--.0%		
Leap Wireless International	1,710 a,b	**98,257**

Utilities--10.9%

Allegheny Energy	353,740	19,367,265
CMS Energy	1,344,830 a	20,965,900
Constellation Energy Group	301,210	25,973,338
Dominion Resources	97,270 a	4,503,601
DPL	693,730 a	19,715,807
Entergy	39,070	4,718,484
		95,244,395
Total Common Stocks		
(cost $810,069,522)		**860,334,424**

Other Investment--1.7%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $14,581,000)	14,581,000 c	**14,581,000**

Investment of Cash Collateral for
Securities Loaned--23.3%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $202,742,662)	202,742,662 c	**202,742,662**
Total Investments (cost $1,027,393,184)	**123.9%**	**1,077,658,086**
Liabilities, Less Cash and Receivables	**(23.9%)**	**(207,759,495)**
Net Assets	**100.0%**	**869,898,591**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
$194,912,009 and the total market value of the collateral held by the fund is $202,742,662.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,027,393,184.
Net unrealized appreciation on investments was $50,264,902 of which $95,537,882 related to appreciated investment securities
and $45,272,980 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Small Company Value Fund
May 31, 2008 (Unaudited)

Common Stocks--97.5%	Shares	Value ($)
Consumer Discretionary--12.3%		
Advance Auto Parts	28,520	1,149,356
Champion Enterprises	69,630 a,b	581,411
Children's Place Retail Stores	68,800 a,b	2,368,096
Citi Trends	89,240 b	1,981,128
Crocs	124,250 a,b	1,268,593
Fred's, Cl. A	159,760 a	2,004,988
Hanesbrands	28,130 a,b	928,290
P.F. Chang's China Bistro	13,500 a,b	358,830
True Religion Apparel	104,650 a,b	2,645,552
Tween Brands	15,510 a,b	308,029
		13,594,273
Consumer Staples--10.3%		
Alberto-Culver	46,630	1,232,431
Bare Escentuals	77,570 a,b	1,556,054
Great Atlantic & Pacific Tea	11,090	276,474
Green Mountain Coffee Roasters	11,020 a,b	475,623
Herbalife	26,840	1,034,414
Longs Drug Stores	19,540 a	926,587
Pilgrim's Pride	94,540	2,458,040
Smithfield Foods	35,780 a,b	1,119,556
Winn-Dixie Stores	125,014 a,b	2,256,503
		11,335,682
Energy--8.2%		
CVR Energy	127,240 a,b	3,394,763
Holly	23,310	989,510
PetroHawk Energy	70,700 b	2,077,166
Whiting Petroleum	27,210 b	2,544,951
		9,006,390
Financial--13.2%		
Assured Guaranty	115,520	2,668,512
Cardinal Financial	48,180	413,866
CIT Group	123,730 a	1,237,300
Cypress Sharpridge	211,900 c	1,042,548
First Cash Financial Services	112,570 b	1,732,452
Hanover Insurance Group	37,180	1,713,998
KKR Financial Holdings	203,190	2,470,790
MFA Mortgage Investments	363,220 a	2,640,609
PartnerRe	8,950 a	659,526
		14,579,601
Health Care--12.5%		
Align Technology	70,120 a,b	923,480
Alpharma, Cl. A	51,690 a,b	1,302,071
Amedisys	32,110 a,b	1,631,509
American Medical Systems Holdings	59,950 a,b	905,845
AngioDynamics	100,290 b	1,553,492
Barr Pharmaceuticals	13,710 b	600,498
Biovail	87,080	1,021,448
Sciele Pharma	113,710 a,b	2,491,386
SonoSite	34,420 a,b	1,057,382
Volcano	162,470 b	2,264,832
		13,751,943

Industrial--9.1%			
Covanta Holding	7,110	b	198,867
First Advantage, Cl. A	28,330	b	568,583
General Cable	5,400	a,b	382,320
Geo Group	12,990	b	298,640
Heartland Express	88,550	a	1,363,670
Interline Brands	43,380	a,b	774,767
Knight Transportation	83,170	a	1,518,684
MSC Industrial Direct, Cl. A	6,450		351,525
Navigant Consulting	62,590	b	1,261,189
Pike Electric	16,770	b	261,444
Thomas & Betts	11,360	b	482,459
UTi Worldwide	61,620		1,464,091
Watts Water Technologies, Cl. A	39,050	a	1,107,458
			10,033,697
Information Technology--16.1%			
Applied Micro Circuits	74,582	a,b	731,649
Ariba	235,400	a,b	3,493,336
Arris Group	124,750	a,b	1,167,660
Atheros Communications	17,370	a,b	580,505
DealerTrack Holdings	76,760	a,b	1,615,030
Emulex	136,170	a,b	1,909,103
Hutchinson Technology	99,100	b	1,427,040
Kemet	271,430	a,b	1,093,863
Micron Technology	106,800	a,b	861,876
MSC.Software	124,650	b	1,541,921
NaviSite	138,750	b	525,863
Perot Systems, Cl. A	64,010	b	1,057,445
Rogers	13,410	a,b	525,538
Synchronoss Technologies	83,950	a,b	1,115,696
			17,646,525
Materials--5.8%			
Cytec Industries	13,170		831,817
Intrepid Potash	10,406	b	511,559
Packaging Corp. of America	83,290		2,168,872
Scotts Miracle-Gro, Cl. A	17,390		490,398
Smurfit-Stone Container	118,360	a,b	796,563
Temple-Inland	110,760		1,613,773
			6,412,982
Telecommunication Services--3.1%			
Cogent Communications Group	98,933	a,b	1,627,448
NTELOS Holdings	54,560		1,523,315
Virgin Mobile USA, Cl. A	75,980	a,b	272,008
			3,422,771
Utilities--6.9%			
Central Vermont Public Service	36,970		751,970
CMS Energy	115,020	a	1,793,162
DPL	96,610	a	2,745,656
Portland General Electric	96,630		2,262,108
			7,552,896
Total Common Stocks			
(cost $104,675,696)			**107,336,760**

Other Investment--2.5%

Registered Investment Company;			
Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $2,746,000)	2,746,000	d	**2,746,000**

Investment of Cash Collateral for

Securities Loaned--36.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $40,293,548)	40,293,548 d	**40,293,548**
Total Investments (cost $147,715,244)	**136.6%**	**150,376,308**
Liabilities, Less Cash and Receivables	**(36.6%)**	**(40,277,378)**
Net Assets	**100.0%**	**110,098,930**

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
    $38,205,719 and the total market value of the collateral held by the fund is $40,293,548.

b   Non-income producing security.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, this security amounted
    to $1,042,548 or .9% of net assets.

d   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $147,715,244.
Net unrealized appreciation on investments was $2,661,064 of which $10,450,350 related to appreciated investment securities
and $7,789,286 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Future Leaders Fund
May 31, 2008 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Commercial & Professional Services--8.8%		
Anixter International	15,000 a,b	975,150
Concur Technologies	3,200 a,b	117,344
Deluxe	21,000	473,130
Greenfield Online	52,900 b	673,946
Kforce	62,000 a,b	573,500
Nash Finch	5,600 a	214,144
Owens & Minor	17,300	821,404
Rush Enterprises, Cl. A	44,900 a,b	726,482
School Specialty	14,100 a,b	442,599
TeleTech Holdings	11,300 a,b	291,992
United Stationers	9,500 a,b	402,230
Viad	17,300 a	570,554
Wright Express	23,200 b	741,936
		7,024,411
Communications--.4%		
iPCS	4,200 b	126,000
NTELOS Holdings	8,100	226,152
		352,152
Consumer Durables--1.7%		
Cooper Tire & Rubber	18,800 a	206,424
Fossil	18,200 a,b	577,122
LoJack	8,700 b	80,475
Polaris Industries	9,700 a	462,884
		1,326,905
Consumer Non-Durables--5.0%		
American Greetings, Cl. A	29,800	556,068
Cal-Maine Foods	26,300 a	820,560
Elizabeth Arden	37,500 b	562,875
Perry Ellis International	9,200 a,b	250,792
Sanderson Farms	10,900 a	544,237
Warnaco Group	25,500 b	1,228,845
		3,963,377
Consumer Services--3.9%		
Jack in the Box	35,600 b	874,692
Pre-Paid Legal Services	13,000 b	545,870
Priceline.com	8,200 a,b	1,103,146
Scholastic	9,500 b	295,450
World Wrestling Entertainment, Cl. A	19,300 a	321,345
		3,140,503
Electronic Technology--11.8%		
Amkor Technology	92,500 b	986,050
Cogo Group	27,400 b	384,148
Comtech Telecommunications	15,400 b	713,020
Cubic	13,200	333,696
Digi International	29,400 b	265,188
EMS Technologies	11,800 b	323,084
Foundry Networks	47,900 a,b	651,440
Hexcel	47,000 b	1,243,620
Intevac	26,400 b	303,600
Novatel Wireless	30,900 a,b	318,579
Oplink Communications	54,300 b	601,644
Pericom Semiconductor	44,000 b	824,560

Sigma Designs	6,700 a,b	123,950
TransDigm Group	6,500 b	283,400
Triumph Group	13,000 a	808,470
TTM Technologies	85,300 a,b	1,241,968
		9,406,417
Energy Minerals--6.1%		
Alpha Natural Resources	4,600 a,b	375,728
Berry Petroleum, Cl. A	4,700	253,800
Callon Petroleum	38,000 a,b	984,960
Carrizo Oil & Gas	5,300 b	354,888
Comstock Resources	4,700 b	269,545
Mariner Energy	7,100 b	232,170
PetroHawk Energy	50,900 b	1,495,442
Stone Energy	13,700 b	925,846
		4,892,379
Finance--16.8%		
Advanta, Cl. B	36,450 a	317,115
American Physicians Capital	18,300	833,016
Ashford Hospitality Trust	56,400	346,296
Boston Private Financial Holdings	7,600 a	64,068
Cathay General Bancorp	6,000 a	92,280
City Holding	17,500	752,850
Delphi Financial Group, Cl. A	14,300 a	413,127
Dollar Financial	8,200 a,b	163,426
Entertainment Properties Trust	16,900 a	930,345
Extra Space Storage	26,200	436,230
First Midwest Bancorp	18,600 a	485,460
First Niagara Financial Group	13,400 a	189,878
FirstMerit	12,800	258,688
Frontier Financial	35,800 a	526,260
Getty Realty	8,200 a	142,762
GFI Group	40,000 a	473,600
Greenhill & Co.	12,000 a	723,000
Inland Real Estate	58,200 a	913,740
Max Capital Group	14,700	354,564
National Financial Partners	22,200 a	542,124
National Health Investors	4,300 a	133,300
National Retail Properties	24,100 a	547,311
Odyssey Re Holdings	12,800	480,512
Omega Healthcare Investors	11,000 a	196,020
optionsXpress Holdings	8,200	187,288
Phoenix Cos.	59,500 a	602,735
Presidential Life	7,600 a	133,912
Ramco-Gershenson Properties	15,800	353,130
SeaBright Insurance Holdings	5,800 b	88,856
Senior Housing Properties Trust	16,200 a	359,802
Simmons First National, Cl. A	3,100 a	94,333
Strategic Hotels & Resorts	22,100 a	303,875
SVB Financial Group	6,100 a,b	312,625
WesBanco	12,300 a	270,600
Westamerica Bancorporation	7,500 a	416,250
		13,439,378
Health Care Technology--9.5%		
BioMarin Pharmaceutical	31,500 a,b	1,202,355
Caraco Pharmaceutical Laboratories	14,300 b	246,246
CONMED	17,300 b	461,737
Cubist Pharmaceuticals	34,800 b	663,288
Cynosure, Cl. A	7,700 b	188,881
Hologic	12,800 b	307,584
Incyte	9,100 b	88,361

Invacare	17,400	316,332
Isis Pharmaceuticals	30,200 a,b	427,028
Martek Biosciences	5,000 a,b	188,800
Medicis Pharmaceutical, Cl. A	15,300	363,834
Merit Medical Systems	17,700 b	281,784
Momenta Pharmaceuticals	21,300 b	273,066
OSI Pharmaceuticals	20,700 a,b	730,710
Salix Pharmaceuticals	64,900 a,b	498,432
Sciele Pharma	5,100 a,b	111,741
SonoSite	5,000 a,b	153,600
STERIS	35,000 a	1,058,750
		7,562,529
Industrial Services--2.2%		
Bristow Group	4,900 b	256,123
Gulf Island Fabrication	5,800	240,004
Michael Baker	6,000 b	134,820
Perini	19,400 a,b	746,706
Trico Marine Services	8,900 a,b	341,671
		1,719,324
Non-Energy Minerals--1.2%		
Hecla Mining	58,600 a,b	528,572
Kaiser Aluminum	6,800	436,220
		964,792
Process Industries--7.4%		
AEP Industries	7,600 a,b	199,120
CF Industries Holdings	6,900	944,610
Glatfelter	33,200 a	517,256
Grace (W.R.) & Co.	13,400 b	362,872
GrafTech International	59,700 a,b	1,576,080
Landec	59,300 b	474,993
Minerals Technologies	5,200	361,972
OM Group	7,300 b	317,404
Spartech	19,400 a	208,938
Terra Industries	20,800	907,504
		5,870,749
Producer Manufacturing--7.5%		
American Superconductor	4,800 a,b	169,344
Apogee Enterprises	8,900	211,286
Astec Industries	18,400 a,b	715,944
Chart Industries	18,800 b	787,532
Columbus McKinnon	10,200 b	290,802
FuelCell Energy	82,500 a,b	835,725
Knoll	45,200	670,316
L.B. Foster, Cl. A	6,500 b	222,495
LSI Industries	20,300 a	215,992
NCI Building Systems	12,800 b	399,872
Superior Essex	5,700 a,b	247,950
Tecumseh Products, Cl. A	20,100 b	701,691
Valmont Industries	4,200 a	482,328
		5,951,277
Retail Trade--3.2%		
Casey's General Stores	3,800 a	83,182
Dress Barn	13,300 a,b	205,751
Great Atlantic & Pacific Tea	19,000 a,b	473,670
JoS. A. Bank Clothiers	13,600 a,b	369,920
Men's Wearhouse	31,300 a	648,849
Systemax	37,800 a	732,564
		2,513,936
Technology Services--10.4%		
Air Methods	7,600 a,b	292,904

AMERIGROUP	26,300 b	726,143
ANSYS	14,400 b	681,120
Apria Healthcare Group	41,700 b	702,645
Internet Capital Group	18,200 a,b	183,092
Jack Henry & Associates	8,300 a	197,540
JDA Software Group	4,600 b	93,840
Magellan Health Services	10,300 b	414,575
Micros Systems	3,400 b	112,098
Omnicell	34,200 a,b	454,176
PAREXEL International	24,000 b	590,160
Phase Forward	16,900 b	293,046
Sohu.com	14,100 a,b	1,234,032
SPSS	3,900 b	153,543
Sybase	9,400 b	300,988
Sykes Enterprises	50,500 b	1,045,855
Vignette	63,200 b	818,440
		8,294,197
Transportation--.4%		
Atlas Air Worldwide Holdings	5,400 b	**334,260**
Utilities--3.1%		
CH Energy Group	9,100 a	344,708
El Paso Electric	42,400 b	916,264
MGE Energy	11,500 a	395,025
Piedmont Natural Gas	29,600 a	800,088
		2,456,085
Total Common Stocks		
(cost $76,181,826)		**79,212,671**

Other Investment--.7%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $546,000)	546,000 c	**546,000**

Investment of Cash Collateral for
Securities Loaned--34.7%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $27,684,877)	27,684,877 c	**27,684,877**

Total Investments (cost $104,412,703)	**134.8%**	**107,443,548**
Liabilities, Less Cash and Receivables	**(34.8%)**	**(27,759,549)**
Net Assets	**100.0%**	**79,683,999**

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
$26,361,513 and the total market value of the collateral held by the fund is $27,684,877.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $104,412,703.
Net unrealized appreciation on investments was $3,030,845 of which $13,730,430 related to appreciated investment securities
and $10,699,585 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Select Midcap Growth Fund
May 31, 2008 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Consumer Discretionary--10.2%		
Burger King Holdings	36,575	1,044,216
J Crew Group	17,385 a,b	647,939
Priceline.com	6,520 a,b	877,136
Tim Hortons	28,540	947,243
Urban Outfitters	25,860 b	832,433
		4,348,967
Consumer Staples--2.0%		
Estee Lauder, Cl. A	17,445 a	**830,382**
Energy--15.2%		
Cameron International	19,940 b	1,061,406
Core Laboratories	7,790 b	1,065,828
Helmerich & Payne	18,070	1,132,086
Oceaneering International	11,965 b	853,822
Smith International	14,145	1,116,323
Superior Energy Services	22,555 b	1,210,978
		6,440,443
Financial--7.8%		
Affiliated Managers Group	7,975 a,b	817,437
IntercontinentalExchange	7,475 b	1,033,045
T. Rowe Price Group	25,175	1,458,136
		3,308,618
Health Care--5.5%		
Gilead Sciences	23,865 b	1,320,212
IDEXX Laboratories	20,000 b	1,010,000
		2,330,212
Industrial--16.5%		
C.H. Robinson Worldwide	18,505	1,193,572
Flowserve	7,165	992,496
Goodrich	13,710	888,545
Harsco	16,515	1,045,730
Precision Castparts	7,790	941,032
Stericycle	18,135 b	1,057,271
Suntech Power Holdings, ADR	20,675 b	879,515
		6,998,161
Information Technology--24.6%		
Amdocs	22,370 b	722,774
BMC Software	22,110 b	886,611
Dolby Laboratories, Cl. A	24,365 b	1,169,764
FactSet Research Systems	14,645 a	947,678
Harris	14,230	936,049
MEMC Electronic Materials	13,335 b	915,581
NVIDIA	35,625 b	879,938
Satyam Computer Services, ADR	39,880 a	1,160,508
Trimble Navigation	28,230 b	1,124,683
Varian Semiconductor Equipment		

Associates	17,010 b	646,890
Western Digital	29,475 b	1,106,197
		10,496,673
Materials--10.0%		
Airgas	19,070	1,128,372
CF Industries Holdings	6,355	870,000
FMC	9,660	714,647
Sigma-Aldrich	12,775	750,659
Steel Dynamics	21,560	778,316
		4,241,994
Technology--3.5%		
Amphenol, Cl. A	32,105	**1,497,056**
Utilities--2.8%		
Questar	18,755	**1,204,446**
Total Common Stocks		
(cost $37,158,136)		**41,696,952**

Other Investment--2.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,087,000)	1,087,000 c	**1,087,000**

Investment of Cash Collateral for		
Securities Loaned--9.4%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $3,980,854)	3,980,854 c	**3,980,854**

Total Investments (cost $42,225,990)	**110.1%**	**46,764,806**
Liabilities, Less Cash and Receivables	**(10.1%)**	**(4,280,747)**
Net Assets	**100.0%**	**42,484,059**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
$3,776,443 and the total market value of the collateral held by the fund is $3,980,854.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $42,225,990.
Net unrealized appreciation on investments was $4,538,816 of which $4,914,638 related to appreciated investment securities
and $375,822 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Strategic Value Fund
May 31, 2008 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--7.4%		
Centex	57,880 a	1,089,880
Gap	178,780	3,262,735
Johnson Controls	81,020	2,759,541
Lowe's Cos.	128,040	3,072,960
McDonald's	54,840	3,253,109
News, Cl. A	562,940	10,104,773
NVR	3,920 a,b	2,216,250
Omnicom Group	150,550	7,378,456
Ross Stores	156,840	5,743,481
Time Warner	204,380	3,245,554
TJX Cos.	100,810 a	3,231,969
Toll Brothers	110,450 a,b	2,327,182
		47,685,890
Consumer Staples--8.9%		
CVS Caremark	226,580	9,695,358
Dean Foods	286,410 a	6,229,418
Estee Lauder, Cl. A	107,190 a	5,102,244
Kraft Foods, Cl. A	243,736	7,916,545
Molson Coors Brewing, Cl. B	113,490 a	6,582,420
Philip Morris International	203,270 b	10,704,198
Smithfield Foods	135,620 a,b	4,243,550
Wal-Mart Stores	114,600	6,617,004
		57,090,737
Diversified Financial Services--4.4%		
JPMorgan Chase & Co.	657,498	**28,272,414**
Energy--15.3%		
Anadarko Petroleum	40,980	3,072,271
Cameron International	134,710 b	7,170,613
Chesapeake Energy	114,060	6,247,066
Chevron	200,320	19,861,728
Devon Energy	109,600	12,707,024
El Paso	330,010	6,451,696
EOG Resources	23,570	3,031,809
Hess	37,450 a	4,599,235
Marathon Oil	180,790	9,290,798
Occidental Petroleum	103,310	9,497,288
Schlumberger	46,710	4,723,782
XTO Energy	185,085	11,775,108
		98,428,418
Financial--22.3%		
Ameriprise Financial	65,280	3,085,133
AON	70,660	3,334,445
Astoria Financial	190,600	4,547,716
Capital One Financial	61,770 a	2,972,372
Chubb	119,290	6,413,030
Citigroup	477,550	10,453,570
Federal National Mortgage Association	228,630 a	6,177,583
Fidelity National Financial, Cl. A	129,050	2,206,755
First American	41,700	1,399,869
Franklin Resources	32,120	3,251,186
Freddie Mac	135,690	3,449,240
Genworth Financial, Cl. A	130,900	2,892,890

Goldman Sachs Group	62,540	11,032,681
Invesco	216,070	6,013,228
Lincoln National	82,310	4,540,220
Merrill Lynch & Co.	69,240	3,041,021
MetLife	103,100	6,189,093
Moody's	180,450 a	6,691,086
Morgan Stanley	96,460	4,266,426
Northern Trust	101,560	7,718,560
People's United Financial	179,290 a	2,963,664
PNC Financial Services Group	130,360	8,375,630
Principal Financial Group	68,090 a	3,668,689
State Street	127,370	9,173,187
TD Ameritrade Holding	167,060 a,b	3,025,457
U.S. Bancorp	337,370	11,197,310
Wachovia	205,380 a	4,888,044
		142,968,085
Health Care--8.1%		
Abbott Laboratories	211,360	11,910,136
Amgen	63,080 b	2,777,412
Baxter International	51,030	3,117,933
Covidien	71,810	3,596,963
Laboratory Corp. of America Holdings	39,160 a,b	2,889,616
Merck & Co.	122,800	4,784,288
Thermo Fisher Scientific	112,300 b	6,627,946
Wyeth	361,860	16,091,914
		51,796,208
Industrials--10.4%		
Dover	92,060	4,978,605
Eaton	92,640	8,956,435
Emerson Electric	119,930	6,977,527
General Electric	491,430	15,096,730
Honeywell International	112,340	6,697,711
Lockheed Martin	40,650	4,448,736
Raytheon	72,800	4,649,008
Rockwell Automation	58,240	3,409,952
Union Pacific	58,740	4,834,889
Waste Management	182,890	6,937,018
		66,986,611
Information Technology--4.8%		
BMC Software	95,020 b	3,810,302
Hewlett-Packard	70,600	3,322,436
Intel	217,530	5,042,345
McAfee	86,120 b	3,121,850
Microsoft	103,630	2,934,802
NCR	206,190 b	5,455,787
QUALCOMM	77,240	3,749,230
Tyco Electronics	84,750	3,400,170
		30,836,922
Materials--3.9%		
Air Products & Chemicals	34,890	3,555,989
Allegheny Technologies	36,970 a	2,772,750
Celanese, Ser. A	107,350	5,227,945
Dow Chemical	75,790 a	3,061,916
Freeport-McMoRan Copper & Gold	43,400	5,021,814
Pactiv	132,230 b	3,256,825
Smurfit-Stone Container	320,110 a,b	2,154,340
		25,051,579
Telecommunication Services--5.3%		
AT & T	567,599	22,647,200

Sprint Nextel	206,030	1,928,441
Verizon Communications	250,640	9,642,121
		34,217,762
Utilities--8.1%		
Constellation Energy Group	60,230	5,193,633
Entergy	82,890	10,010,625
Exelon	113,160	9,958,080
FPL Group	68,640	4,634,573
NRG Energy	149,220 [a,b]	6,206,060
Questar	150,800	9,684,376
Southern	165,950	6,007,390
		51,694,737
Total Common Stocks		
(cost $578,524,696)		**635,029,363**

Other Investment--.8%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $4,916,000)	4,916,000 [c]	**4,916,000**

**Investment of Cash Collateral for
Securities Loaned--7.2%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $46,080,007)	46,080,007 [c]	**46,080,007**

Total Investments (cost $629,520,703)	**106.9%**	**686,025,370**
Liabilities, Less Cash and Receivables	**(6.9%)**	**(44,093,484)**
Net Assets	**100.0%**	**641,931,886**

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
    $44,263,435 and the total market value of the collateral held by the fund is $46,080,007.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $629,520,703.
Net unrealized appreciation on investments was $56,504,667 of which $79,437,653 related to appreciated investment securities
and $22,932,986 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Large Cap Value Fund
May 31, 2008 (Unaudited)

Common Stocks--99.5%	Shares	Value ($)
Commercial & Professional Services--2.4%		
Avnet	600 a	17,712
Manpower	500	31,500
		49,212
Communications--4.8%		
AT & T	2,100	83,790
CenturyTel	400	14,164
		97,954
Consumer Durables--1.4%		
Hasbro	800	**28,992**
Consumer Non-Durables--5.9%		
Coca-Cola	600	34,356
Pepsi Bottling Group	800	25,936
Philip Morris International	400 a	21,064
Procter & Gamble	600	39,630
		120,986
Consumer Services--4.6%		
CBS, Cl. B	1,200	25,896
Time Warner	1,600	25,408
Walt Disney	1,300	43,680
		94,984
Electronic Technology--3.4%		
General Dynamics	200	18,430
Raytheon	500	31,930
Seagate Technology	900	19,278
		69,638
Energy Minerals--16.7%		
Anadarko Petroleum	700	52,479
Chesapeake Energy	500	27,385
Chevron	100	9,915
ConocoPhillips	1,200	111,720
Exxon Mobil	1,500	133,140
Occidental Petroleum	100	9,193
		343,832
Financial--24.8%		
Aflac	200	13,426
American International Group	200	7,200
AON	500	23,595
Bank of America	1,800	61,218
BB & T	600 b	18,882
Cincinnati Financial	440	15,409
Citigroup	1,200	26,268
Everest Re Group	100	8,772
Federal National Mortgage Association	600	16,212
Goldman Sachs Group	100	17,641

Host Hotels & Resorts	1,000	17,190
Janus Capital Group	500	14,500
KeyCorp	300	5,841
Lehman Brothers Holdings	300	11,043
Marshall & Ilsley	300	6,972
MetLife	300	18,009
Northern Trust	200	15,200
ProLogis	600	37,158
Prudential Financial	500	37,350
Safeco	500	33,500
State Street	400	28,808
SunTrust Banks	600	31,326
Wachovia	1,100	26,180
Wells Fargo & Co.	700	19,299
		510,999
Health Care Technology--7.3%		
Eli Lilly & Co.	300	14,442
Invitrogen	800 a	36,768
Johnson & Johnson	800	53,392
Merck & Co.	300	11,688
Pfizer	1,700	32,912
		149,202
Industrial Services--1.7%		
National Oilwell Varco	200 a	16,664
Williams	500	19,020
		35,684
Non-Energy Minerals--1.1%		
Freeport-McMoRan Copper & Gold	200	**23,142**
Process Industries--5.3%		
Bunge	200	23,874
Mosaic	400 a	50,128
Owens-Illinois	600 a	34,332
		108,334
Producer Manufacturing--8.3%		
3M	400	31,024
Deere & Co.	400	32,536
General Electric	2,600	79,872
Ingersoll-Rand, Cl. A	600	26,424
		169,856
Retail Trade--2.6%		
Family Dollar Stores	600	12,840
Wal-Mart Stores	700	40,418
		53,258
Technology Services--1.4%		
Aetna	400	18,864
Computer Sciences	200 a	9,830
		28,694
Utilities--7.8%		
CenterPoint Energy	1,300	22,022
Consolidated Edison	600	24,780
Duke Energy	2,000	36,960
NRG Energy	700 a,b	29,113

Public Service Enterprise Group	900	39,834
Southern Union	300	7,980
		160,689
Total Common Stocks		
(cost $1,942,921)		**2,045,456**

**Investment of Cash Collateral for
Securities Loaned--1.9%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $38,340)	38,340 c	**38,340**
Total Investments (cost $1,981,261)	**101.4%**	**2,083,796**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(29,143)**
Net Assets	**100.0%**	**2,054,653**

a Non-income producing security.

b All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is $37,531 and the total market value of the collateral held by the fund is $38,340.

c Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,981,261.
Net unrealized appreciation on investments was $102,535 of which $296,087 related to appreciated investment securities and $193,552 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Midcap Fund
May 31, 2008 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Commercial & Professional Services--5.0%		
Avnet	55,000 a	1,623,600
Dun & Bradstreet	23,500	2,153,070
Ingram Micro, Cl. A	41,600 a	754,208
Manpower	29,000	1,827,000
MPS Group	87,200 a	1,001,056
Patterson Cos.	16,700 a,b	567,967
Tech Data	38,500 a	1,408,715
		9,335,616
Communications--1.1%		
Telephone & Data Systems	40,900	**1,949,703**
Consumer Durables--1.0%		
Activision	33,700 a	1,137,375
Hasbro	20,100 b	728,424
		1,865,799
Consumer Non-Durables--5.5%		
Alberto-Culver	31,500	832,545
American Greetings, Cl. A	87,100	1,625,286
Blyth	32,900 b	640,234
Church & Dwight	32,000 b	1,821,760
Hanesbrands	10,400 a	343,200
Hormel Foods	10,700	404,353
J.M. Smucker	18,900	997,731
PepsiAmericas	24,600	599,502
Universal	26,200 b	1,299,782
Warnaco Group	34,900 a,b	1,681,831
		10,246,224
Consumer Services--2.4%		
Brinker International	66,700	1,462,731
DeVry	16,700	952,735
ITT Educational Services	15,500 a,b	1,125,765
Meredith	15,200 b	498,712
Scholastic	10,400 a,b	323,440
		4,363,383
Electronic Technology--9.9%		
ADC Telecommunications	102,500 a,b	1,613,350
CommScope	42,900 a,b	2,353,065
Harris	31,200	2,052,336
Intersil, Cl. A	55,100 b	1,535,637
L-3 Communications Holdings	8,100	869,859
National Instruments	30,300	962,328
Precision Castparts	9,100	1,099,280
Rockwell Automation	10,600	620,630
Semtech	87,900 a,b	1,540,008
Synopsys	60,700 a	1,599,445
Varian	8,900 a	493,861

Western Digital	65,100 a	2,443,203
Zebra Technologies, Cl. A	24,500 a,b	921,200
		18,104,202
Energy Minerals--7.0%		
Chesapeake Energy	39,500	2,163,415
Cimarex Energy	44,100 b	3,004,974
Denbury Resources	102,000 a	3,471,060
Holly	14,500	615,525
Noble Energy	30,200	2,942,990
Southwestern Energy	15,100 a	669,534
		12,867,498
Finance--15.8%		
AMB Property	23,900	1,408,666
American Financial Group	63,750	1,901,025
Cincinnati Financial	46,800	1,638,936
Endurance Specialty Holdings	9,400	316,404
FirstMerit	54,900	1,109,529
GATX	22,900 b	1,129,199
HCC Insurance Holdings	95,000	2,266,700
Hospitality Properties Trust	79,200	2,455,200
Host Hotels & Resorts	47,300	813,087
Janus Capital Group	27,200 b	788,800
Jones Lang LaSalle	27,600 b	1,946,904
MasterCard, Cl. A	1,800 b	555,570
Philadelphia Consolidated Holding	29,300 a	1,091,425
Potlatch	6,400 b	309,376
ProLogis	33,900 b	2,099,427
Raymond James Financial	49,000 b	1,457,750
Reinsurance Group of America	9,100 b	467,922
Safeco	7,200	482,400
StanCorp Financial Group	33,000	1,814,670
SVB Financial Group	29,200 a,b	1,496,500
TCF Financial	119,800 b	1,979,096
W.R. Berkley	28,012	758,845
Weingarten Realty Investors	24,000 b	828,000
		29,115,431
Health Care Technology--9.1%		
Cephalon	5,500 a,b	372,405
Dentsply International	58,800	2,383,752
Edwards Lifesciences	31,600 a,b	1,823,636
Endo Pharmaceuticals Holdings	17,400 a	428,736
Intuitive Surgical	12,400 a,b	3,640,516
Invitrogen	74,600 a	3,428,616
Kinetic Concepts	29,500 a,b	1,281,185
Medicis Pharmaceutical, Cl. A	25,000	594,500
Par Pharmaceutical Cos.	31,900 a,b	581,856
STERIS	24,100	729,025
Techne	9,300 a	730,050
Warner Chilcott, Cl. A	47,600 a	827,288
		16,821,565
Industrial Services--8.0%		
Allied Waste Industries	152,900 a	2,059,563

Cameron International	27,000 a,b	1,437,210
Dycom Industries	51,500 a	883,225
Fluor	9,000	1,678,950
FMC Technologies	36,100 a	2,593,785
Jacobs Engineering Group	21,300 a	2,018,814
KBR	17,500	607,425
National Oilwell Varco	31,300 a	2,607,916
Patterson-UTI Energy	6,300 b	198,324
URS	14,000 a	669,340
		14,754,552
Non-Energy Minerals--3.7%		
AK Steel Holding	42,500	3,017,500
Carpenter Technology	26,000	1,435,200
Olin	47,800	1,075,500
Worthington Industries	70,400 b	1,403,776
		6,931,976
Process Industries--6.6%		
CF Industries Holdings	8,300	1,136,270
Crown Holdings	59,400 a	1,713,690
Lubrizol	16,000	897,600
Minerals Technologies	42,900 b	2,986,269
Mosaic	10,400 a	1,303,328
Owens-Illinois	34,300 a	1,962,646
Terra Industries	52,400 b	2,286,212
		12,286,015
Producer Manufacturing--8.7%		
AGCO	27,200 a,b	1,643,696
Autoliv	7,800	426,426
Gardner Denver	33,700 a	1,788,122
Gentex	54,300 b	953,508
HNI	16,900 b	423,852
Hubbell, Cl. B	36,200	1,693,074
Kennametal	13,800	533,370
Manitowoc	35,300 b	1,373,170
Mettler-Toledo International	8,800 a	912,560
Oshkosh	36,900 b	1,491,129
SPX	24,000	3,189,120
Steelcase, Cl. A	38,000 b	478,800
Teleflex	9,900	586,971
Toro	16,900 b	660,452
		16,154,250
Retail Trade--5.0%		
Aeropostale	52,950 a,b	1,850,073
BJ's Wholesale Club	15,300 a,b	604,197
Dollar Tree	61,800 a	2,280,420
Family Dollar Stores	49,900 b	1,067,860
GameStop, Cl. A	36,500 a,b	1,810,400
Tiffany & Co.	13,500 b	661,905
Urban Outfitters	30,200 a	972,138
		9,246,993
Technology Services--3.4%		
Apria Healthcare Group	57,300 a	965,505

Computer Sciences	27,800 a	1,366,370
Express Scripts	11,000 a	793,210
Health Net	16,400 a	508,400
Lincare Holdings	67,100 a	1,748,626
Sybase	30,700 a	983,014
		6,365,125
Transportation--1.0%		
Frontline	28,000 b	**1,784,720**
Utilities--6.1%		
Alliant Energy	52,100	1,955,834
CenterPoint Energy	137,200 b	2,324,168
Pepco Holdings	13,800	373,152
Sierra Pacific Resources	240,300	3,260,871
Southern Union	60,100 b	1,598,660
UGI	20,100	542,298
WGL Holdings	35,700 b	1,245,573
		11,300,556
Total Common Stocks (cost $169,278,821)		**183,493,608**

Other Investment--.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,440,000)	1,440,000 c	**1,440,000**

Investment of Cash Collateral for Securities Loaned--25.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $47,966,718)	47,966,718 c	**47,966,718**

Total Investments (cost $218,685,539)	**126.0%**	**232,900,326**
Liabilities, Less Cash and Receivables	**(26.0%)**	**(48,005,067)**
Net Assets	**100.0%**	**184,895,259**

a Non-income producing security.

b All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is $46,665,319 and the total market value of the collateral held by the fund is $47,966,718.

c Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $218,685,539.
Net unrealized appreciation on investments was $14,214,787 of which $24,538,495 related to appreciated investment securities and $10,323,708 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Technology Growth Fund
May 31, 2008 (Unaudited)

Common Stocks--97.1%	Shares	Value ($)
Consumer Discretionary--1.1%		
International Game Technology	113,933	**4,062,851**
Exchange Traded Funds--2.4%		
Powershares QQQ	37,561	1,878,426
Technology Select Sector SPDR Fund	270,130 a	6,847,795
		8,726,221
Industrial--1.5%		
China High Speed Transmission		
Equipment Group	962,411 b	1,689,544
Vestas Wind Systems	28,630 b	3,941,141
		5,630,685
Information Technology--84.4%		
Accenture, Cl. A	324,771	13,257,152
Activision	146,694 b	4,950,922
Adobe Systems	295,795 a,b	13,032,728
Akamai Technologies	296,679 a,b	11,585,315
Amdocs	44,884 a,b	1,450,202
Amphenol, Cl. A	114,879	5,356,808
Analog Devices	98,256	3,449,768
Apple	73,288 b	13,833,110
Automatic Data Processing	236,224	10,169,443
Bluestream Ventures, LP	4,382,900 d	2,862,319
BMC Software	86,299 b	3,460,590
Broadcom, Cl. A	62,005 b	1,778,923
Check Point Software Technologies	75,408 b	1,872,381
Ciena	59,185 a,b	1,808,694
Cisco Systems	295,673 b	7,900,383
Cognizant Technology Solutions,		
Cl. A	384,594 b	13,568,476
Concur Technologies	146,064 a,b	5,356,167
Corning	132,520	3,623,097
Dell	170,667 b	3,935,581
Dolby Laboratories, Cl. A	44,210 a,b	2,122,522
Electronic Arts	85,528 b	4,293,506
EMC	107,741 b	1,879,003
Fiserv	67,022 b	3,509,272
Google, Cl. A	19,868 b	11,638,674
Hewlett-Packard	95,895	4,512,819
Infosys Technologies, ADR	76,571 a	3,760,402
Ingenex	7,900 d	0
Intel	418,419	9,698,952
International Business Machines	54,507	7,054,841
Intersil, Cl. A	133,695 a	3,726,080
Juniper Networks	103,798 a,b	2,856,521
KLA-Tencor	67,557	3,115,729
Logitech International	85,112 b	2,802,738
McAfee	128,795 b	4,668,819
MEMC Electronic Materials	88,284 b	6,061,579
Microchip Technology	99,456 a	3,663,959
Microsoft	424,594	12,024,502
NetApp	312,576 a,b	7,620,603
Nintendo, ADR	16,899	1,162,187
NVIDIA	208,710 b	5,155,137
Oracle	402,497 b	9,193,031
QUALCOMM	300,784	14,600,055

Research In Motion	113,834 b	15,808,128
Salesforce.com	54,536 a,b	3,943,498
SAP, ADR	57,588 a	3,144,305
Sonus Networks	441,928 a,b	1,895,871
Texas Instruments	330,554 a	10,736,394
Trimble Navigation	276,736 a,b	11,025,162
Tyco Electronics	80,779	3,240,853
Varian Semiconductor Equipment		
Associates	73,622 a,b	2,799,845
Visa, Cl. A	50,317	4,345,376
Western Union	145,472	3,438,958
		308,751,380
Telecommunication Services--7.7%		
American Tower, Cl. A	155,256 b	7,098,304
AT & T	195,428	7,797,577
Atheros Communications	49,728 a,b	1,661,910
Crown Castle International	87,640 a,b	3,723,824
Fairpoint Communications	2,017 a	18,153
Metropcs Communications	174,021 b	3,696,206
Verizon Communications	106,928	4,113,520
		28,109,494
Total Common Stocks		
(cost $324,447,269)		**355,280,631**

Other Investment--5.2%

Registered Investment Company;
Dreyfus Institutional Preferred
   Plus Money Market Fund

(cost $18,929,000)	18,929,000 c	**18,929,000**

**Investment of Cash Collateral for
Securities Loaned--16.3%**

Registered Investment Company;
Dreyfus Institutional Cash
   Advantage Fund

(cost $59,639,576)	59,639,576 c	**59,639,576**
Total Investments (cost $403,015,845)	**118.6%**	**433,849,207**
Liabilities, Less Cash and Receivables	**(18.6%)**	**(67,936,319)**
Net Assets	**100.0%**	**365,912,888**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
   $58,082,391 and the total market value of the collateral held by the fund is $59,639,576.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

d   Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of
   $2,862,319 representing .78% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($)	Net Assets (%)	Valuation ($) †
Bluestream Ventures, LP	4/30/2004-6/5/2007	0.77	0.78	.65 per share
Ingenex	4/30/2004	0.00	0.0	.00 per share

† The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $403,015,845.
Net unrealized appreciation on investments was $30,833,362 of which $39,426,805 related to appreciated investment securities
and $8,593,443 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.